Borland Software Corporation 512-340-2200
8310 N. Capital of Texas Hwy, Bldg 2, Suite 100
Austin, TX 78731     www.borland.com

December 22, 2008
Mr. Mark Kronforst
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Borland Software Corporation Form 10-Q for the Quarter Ended June 30, 2008 Filed August 14, 2008 File No. 001-10824
Dear Mr. Kronforst:
On behalf of Borland Software Corporation (“Borland” or the “Company”), we are electronically transmitting to you this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated December 16, 2008 with respect to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 filed with the Commission on August 14, 2008 (the “Form 10-Q”).
For your convenience, the Staff’s comments have been incorporated into this response letter.
Form 10-Q for the Quarter Ended June 30, 2008
Consolidated Statements of Operations
Notes to Consolidated Financial Statements
Note 7. Goodwill and Intangible Assets, page 18
1.	Your response to prior comment 2 of our letter dated September 18, 2008 indicates that you did not believe that MD&A disclosure regarding the decrease in market capitalization and its possible impact on your goodwill impairment testing was warranted because you concluded that this decline in market capitalization was not a triggering event for accounting purposes. Based on the severity of the decline as compared to others in your industry, it remains unclear to us how you were able to come to that conclusion. Address the decline as compared to others within your industry and tell us, for each quarter, how you were able to conclude that the decline did not represent a known trend or uncertainty that was “reasonably likely” to have a material impact on your results of operations. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

Securities and Exchange Commission
December 22, 2008

We respectfully acknowledge the Staff’s comment and would like to provide clarification on the Company’s analysis regarding whether the decrease in the Company’s stock price warranted MD&A disclosure in our Form 10-Q. The Company understands that Item 303(a)(3)(ii) of Regulation S-K requires a description of “any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations” and that the SEC Release No. 33-8350 provides further guidance as to what disclosure and analysis should be provided.
In determining the content of the Form 10-Q MD&A, the Company considered the decline in the stock price together with a review of the performance of the broader market as well as certain Company developments considered positive by management. These developments were described in our response letter to the staff, dated November 26, 2008. For the Staff’s convenience, below is a brief summary of these factors:
(a) The Sale of the CodeGear Business: The Company was negotiating to sell its CodeGear assets and business (which closed on June 30, 2008), which was part of a key initiative to enable the Company to focus on its core Open ALM business and to eliminate the distraction of owning a business which was not core to its strategic goals.
(b) Planned Product Releases: In the first half of 2008, the Company was developing new Open ALM product releases consisting of the Borland® Management Suite™ products and services to enable customers to better track, measure and improve software delivery processes.
(c) Positive Performance Under the Company’s Internal Plan: The Company over-achieved in the performance of its internal plan for the first two quarters of 2008, including exceeding its goals for revenue, net income and non-GAAP net income, which are the three primary metrics used by management to evaluate results.
(d) Cost Cutting Achievements: The Company was also realizing benefits of various cost cutting measures and had achieved year-over-year annualized cost savings of $38 million and $39 million in the first and second quarters of 2008, respectively.
As explained in our prior response, these factors were present during both the first and second quarters of 2008 and management believed that they could favorably impact the operating results of the Company, even though the stock price had declined. Although generally declining, there was a high level of volatility in the Company’s stock price and as well as within the overall U.S. stock market. During the analysis at March 31, 2008 and June 30, 2008, management considered such volatility to be principally due to broader, macroeconomic conditions believed to be short term in nature.
At the time of the preparation and filing of the Form 10-Q, when considering the stock price decline of the Company together with the achievements or events viewed as positive for the Company and the overall uncertainty in the market place, management did not view the stock price decline as a known trend or uncertainty that was reasonably expected to have a material impact on continuing operations that would warrant MD&A disclosure. The Company acknowledges that its stock price declines were sharper than others in its industry, as shown by the data provided in the Company’s prior responses to the Staff. In light of the positive circumstances of the Company during each of the first two quarters of 2008, at that time, management did not view the stock price decline as a factor which was reasonably likely to impact the Company’s operating performance.
Borland Software Corporation 512-340-2200
8310 N. Capital of Texas Highway, Bldg. 2, Suite 100
Austin, TX 78731     www.borland.com

Securities and Exchange Commission
December 22, 2008

However, even though the decline was not viewed as a trend that warranted analysis in the MD&A, the Company provided disclosure in the “Risk Factors” section (Part II, Item 1.A.) of the Form 10-Q on pages 42 and 43. For the Staff’s reference, the relevant risk factors are quoted below
“Our common stock has declined over the past year. If our stock price does not increase, we may not attract as many investors. In addition, if our stock price declines further, we could fail to meet the minimum listing requirements of the Nasdaq Global Market.
Our common stock is listed on the Nasdaq Global Market under the symbol BORL. As of June 30, 2008, our 52 week low in our stock price was $1.22. In order for our common stock to continue to be listed on the Nasdaq Global Market, we must satisfy various listing maintenance standards established by Nasdaq, including the requirement that to maintain a minimum closing bid price of $1.00 per share. If our stock price declined below $1.00 per share, we could risk delisting, which would limit our ability to attract investors. In addition, while our stock price remains low, because of the trading volatility often associated with low-priced stocks, many brokerage firms and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. It is also a factor that most brokerage houses do not permit or favor lower-priced stocks to be used as collateral for margin accounts for retail investors. The brokerage commissions on the purchase or sale of lower priced stocks may also represent a higher percentage of the price than the brokerage commission on higher priced stocks. Our financial condition could be adversely impacted if our stock price does not increase and stabilize.”
“Consolidation in our industry or fluctuation in our stock price may impede our ability to compete effectively.
Consolidation continues to occur among companies that compete in our markets. Additionally, some of the largest software and hardware providers in the world have sought to expand their software and services offerings through acquisitions in the software development, deployment and integration space. If large providers, who have significantly greater financial, management, marketing and technical resources than we have, are successful in increasing their offerings in the software development market, our business will be subject to significant pressure and our ability to compete effectively harmed. Additionally, changes resulting from these and other consolidations may harm our competitive position, particularly as certain products, when offered as part of a bundled suite, are offered for free or are given away to sell more hardware, infrastructure components or information technology services.
As the trend toward consolidation continues, we may encounter increased competition for attractive acquisition targets and may have to pay higher prices for those businesses or technologies we seek to acquire. In addition, we have seen a recent decline in our stock price, which will in turn make it more difficult for us to use stock as a currency for the acquisition of strategic businesses or technologies. This will put pressure on our ability to seek out potential acquisition targets which may impede our growth and our ability to compete effectively.”
Borland Software Corporation 512-340-2200
8310 N. Capital of Texas Highway, Bldg. 2, Suite 100
Austin, TX 78731     www.borland.com

Securities and Exchange Commission
December 22, 2008

In its Form 10-Q for the quarter ended September 30, 2008, the Company also provided a more specific risk factor on the stock price decline and goodwill impairment charge. However, in addition to the risk factor disclosure, given the continued decreases in the Company’s stock price and the additional goodwill impairment charges of the Company, the Company intends to provide disclosure and analysis on these topics in the MD&A for the Company’s Form 10-K for the year ending December 31, 2008, and in future filings if the circumstances continue to warrant such disclosure.
The precise content of the MD&A for the Company’s Form 10-K for fiscal 2008 will be determined at or following December 31, 2008 so that the Company can review and consider information for the entire year. However, the Company expects to expand its disclosure and include the following:
•	Information and analysis on trends in the Company’s stock price performance;

•	Management’s analysis regarding the implications the decline in economic conditions on the company’s business operations has or may have on ongoing operations and the resulting effect on the company’s stock price;

•	Identification of material causes of the stock price performance;

•	A description of the goodwill impairment testing performed by the Company and the relationship between goodwill impairment, operating results, expectations for the future and stock price performance;

•	Key assumptions used by management in fair value determination; and

•	Reconciliation of fair value to market capitalization.
* * *
Finally, as requested, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * *
Borland Software Corporation 512-340-2200
8310 N. Capital of Texas Highway, Bldg. 2, Suite 100
Austin, TX 78731     www.borland.com

Securities and Exchange Commission
December 22, 2008

As with our public filings, our intent in this response was to be both forthright and clear; however, please do not hesitate to call me at (512) 340-2200 if you have any questions or would like any additional information regarding these matters.
Sincerely,
Borland Software Corporation
/s/ Erik E. Prusch
Erik E. Prusch
Chief Financial Officer

cc:	Christine Davis, Assistant Chief Accountant, Securities and Exchange Commission David Edgar, Staff Accountant, Securities and Exchange Commission
Borland Software Corporation 512-340-2200
8310 N. Capital of Texas Highway, Bldg. 2, Suite 100
Austin, TX 78731     www.borland.com